SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 24, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications Reports Changes In The Board Of Directors

PARTNER COMMUNICATIONS REPORTS CHANGES IN THE
BOARD OF DIRECTORS

Rosh Ha’ayin, Israel, May 24, 2018 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports the following changes in the Company's Board of Directors:

1.
The Company's Board of Directors approved today the appointment of Mr. Sumeet Jaisinghani as a member to the Company's Board of Directors. Mr. Jaisinghani was nominated by S.B. Israel Telecom Ltd., the Company's principal shareholder. In accordance with the Company's Articles of Association and applicable law, Mr. Jaisinghani shall serve in office until the coming Annual General Meeting of shareholders of the Company.

Mr. Jaisinghani served as a director in the Company during the years 2013 – 2016. Mr. Jaisinghani is a managing director of Saban Capital Group, Inc. (“SCG”) and is responsible for SCG’s principal investment activities in Asia-Pacific. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment Ltd. Mr. Jaisinghani holds a B.S. in finance and management, with high distinction, from Indiana University’s Kelley School of Business.

2.
The Company received a notice from Mr. Fred Gluckman, who served as a director in the Company on behalf of S.B. Israel Telecom Ltd., with respect to his resignation from the Company's Board of Directors, effective May 24, 2018.

 Mr. Gluckman's resignation is not related to circumstances that require to be brought to the attention of the Company's securities holders.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: May 24, 2018